Sanofi-aventis and Oxford BioMedica
Enter Global Licensing Agreement
to Develop and Commercialise TroVax® For Cancer

Paris, France - March 28, 2007 - Sanofi-aventis (EURONEXT: SAN; NYSE: SNY) and Oxford BioMedica (LSE: OXB) announced today that they have entered into an exclusive global license agreement to develop and commercialise TroVax® for the treatment and prevention of cancers.

TroVax® is Oxford BioMedica’s lead cancer immunotherapy. This therapeutic vaccine has been evaluated in clinical trials involving more than 180 patients with various forms of cancer. A Phase III trial - called TRIST - in renal cancer is ongoing.

Under the terms of this agreement:
  Sanofi-aventis will make an initial payment to Oxford BioMedica of 29 M€ and a further 19 M€ as milestones during the course of the TRIST study, and will pay other milestone payments based on progress in the development and registration of the product.
  Assuming full development and registration success in all targeted indications, the total amount paid in upfront payments, support of the ongoing Phase III study and clinical and regulatory milestones could reach 518 M€.
  Oxford BioMedica and sanofi-aventis will co-fund the ongoing Phase III TRIST study of TroVax ® in renal cancer.
  Sanofi-aventis will fund all future research, development, regulatory and commercialisation activities, including the immediate implementation of a development plan for TroVax ® in metastatic colorectal cancer.
  Sanofi-aventis will be responsible for the commercialization of TroVax ® and will book the sales worldwide. Oxford BioMedica may exercise an option to participate in the promotion of TroVax ® in the United States and the European Union.
  Oxford BioMedica is entitled to escalating royalties on global sales of TroVax ® and to sales milestones if and when the worldwide net sales of TroVax ® reach certain levels.

TroVax® may be developed by sanofi-aventis as a treatment for any cancer type. Based on the broad distribution of the 5T4 tumour antigen, TroVax® has potential application in a wide range of other solid tumours, including lung, breast and prostate cancer.

About TroVax®
TroVax® is Oxford BioMedica’s leading cancer immunotherapy product. It is designed specifically to stimulate an anti-cancer immune response and has potential application in most solid tumour types. TroVax® targets the tumour antigen 5T4, which is broadly distributed throughout a wide range of solid tumours. The presence of 5T4 is correlated with poor prognosis. The product consists of a poxvirus (MVA) gene transfer system, which delivers the gene for 5T4 and stimulates a patient’s body to produce an anti-5T4 immune response. This immune response destroys tumour cells carrying the 5T4. The Company is targeting colorectal cancer and renal cell carcinoma as lead indications for the development of TroVax®.

Senior Vice President, Corporate Communications: Michel Labie
Vice President, Media Relations: Jean-Marc Podvin : +33 1.53.77.42.23
Vice President, Product Communications: Salah Mahyaoui : +33 1.53.77.40.31
174 avenue de France - 75013 Paris - France - www.sanofi-aventis.com

About Oxford BioMedica
Oxford BioMedica (LSE: OXB) is a biopharmaceutical company specialising in the development of novel gene-based therapeutics with a focus on oncology and neurotherapy. The Company was established in 1995 as a spin out from Oxford University, and is listed on the London Stock Exchange.
Further information is available at www.oxfordbiomedica.co.uk

About sanofi-aventis
Sanofi-aventis is one of the world leaders in the pharmaceutical industry, ranking number one in Europe. Backed by a world-class R&D organisation, sanofi-aventis is developing leading positions in seven major therapeutic areas: cardiovascular, thrombosis, oncology, metabolic diseases, central nervous system, internal medicine and vaccines. Sanofi-aventis is listed in Paris (EURONEXT: SAN) and in New York (NYSE: SNY).

Forward Looking Statements
This press release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future events, operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words “expect,” “anticipates,” “believes,” “intends,” “estimates,” “plans” and similar expressions. Although sanofi-aventis’ management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of sanofi-aventis, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public filings with the SEC and the AMF made by sanofi-aventis, including those listed under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in sanofi-aventis’ annual report on Form 20-F for the year ended December 31, 2005. Other than as required by applicable law, s anofi-aventis does not undertake any obligation to update or revise any forward-looking information or statements.

Senior Vice President, Corporate Communications: Michel Labie
Vice President, Media Relations: Jean-Marc Podvin : +33 1.53.77.42.23
Vice President, Product Communications: Salah Mahyaoui : +33 1.53.77.40.31
174 avenue de France - 75013 Paris - France - www.sanofi-aventis.com